Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

UBS Securities LLC

299 Park Avenue

New York, New York 10171

May 6, 2014

VIA FACSIMILE AND EDGAR

Ms. Angie Kim

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re: PBF Logistics LP

Registration Statement on Form S-1

File No.: 333-195024

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of PBF Logistics LP (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on May 8, 2014, or as soon as possible thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated April 30, 2014 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common units representing limited partner interests commenced April 30, 2014. In excess of five thousand nine hundred and seven (5,907) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since April 30, 2014.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Barclays Capital Inc.
UBS Securities LLC
For themselves and on behalf of the
several Underwriters

BARCLAYS CAPITAL INC.

/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

UBS SECURITIES LLC

/s/ Rome Arnold
Name: Rome Arnold Title: Managing Director

/s/ Ephraim Musokwa
Name: Ephraim Musokwa Title: Associate Director